SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended April 2001	Commission File Number 000-32027

CENTURION ENERGY INTERNATIONAL INC.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

800, 205 – 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 263-6002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F- or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Total Number of pages is 4

CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED FEBRUARY 26, 2001

Centurion Energy Announces Al Manzah #3 Well in Tunisia Begins Drilling

Calgary, Alberta - Centurion Energy International Inc. (TSE: CUX) announces the spudding of the Al Manzah-3 (AMZ-3) development well on 21 February 2001 in the Al Manzah field in Tunisia.

The AMZ-3 well targets additional potential oil reserves in the Bou Dabbous Formation and is scheduled to be drilled in approximately 35 days, reaching an expected total depth of approximately 1515 meters. The well is scheduled to be drilled horizontally in a southerly direction.

The well is expected to extend horizontally through approximately 400 meters of the Bou Dabbous Formation, and will target potential oil reserves below the base of the AMZ-2 producing interval. The well path is expected to link adjacent fault blocks with a view to maximizing oil recovery from the reservoir. The current seismic interpretation indicates that an additional 200 meters of potential oil column exists in the Bou Dabbous Formation.

Centurion’s working interest in the Al Manzah field has recently increased to 75% from 37.5% as the government company, ETAP, has elected not to participate in the development of the field. The increase in working interest will potentially have a positive impact on Centurion Energy reserves and will likely decrease the timeframe required to make future field development decisions.

If successful, production from AMZ-3 well will be tied-in immediately to existing onsite facilities and oil production will be marketed to a nearby refinery.

Contingent on the success of the Al Manzah-3 well, consideration will be given to drilling a new lateral from Al Manzah-2 well bore deeper into the reservoir. Additional drilling locations and a gas re-injection scheme will also be considered.

The Al Manzah field has produced over 700,000 barrels of oil since first production averaging over 2,000 bopd. The gross revenue from this production was approximately US$18 million versus well costs of approximately US$4 million.

Certain statements in this News Release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. In particular, there is no assurance that the Al Manzah #3 well will be successful or that it will be capable of producing commercial quantities of oil.

FOR MORE INFORMATION, PLEASE CONTACT:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com

        The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CENTURION ENERGY INTERNATIONAL INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTURION ENERGY INTERNATIONAL INC.
April 24, 2001	/s/ Barry W. Swan Barry W. Swan Senior Vice-President Finance and CFO